Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION

FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH

RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE

EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER

IDENTIFIED BY THE MARK “[***].”

October 25, 2017

FOIA Confidential Treatment Request

Pursuant to Rule 83 by scPharmaceuticals Inc.

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	scPharmaceuticals Inc.
Registration Statement on Form S-1
File No. 333-221077
CIK No. 0001604950

Dear Ms. Hayes:

This letter is being submitted on behalf of scPharmaceuticals Inc. (the “Company”) to supplement the Company’s prior response to comment 4 contained in the letter dated September 28, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to John H. Tucker, Chief Executive Officer of the Company with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted to the Commission on August 30, 2017.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 68

4. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Ms. Suzanne Hayes

Securities and Exchange Commission

October 25, 2017

In response to the Staff’s comment, we have enclosed the following:

1.	A bona fide estimate of the range of the offering price for the shares of the Company’s common stock offered by the Registration Statement, attached hereto as Exhibit A.

2.	An updated table summarizing stock options granted between January 1, 2016 and the date hereof, which updated table reflects the issuance of options to purchase shares of common stock granted by the Company on October 15, 2017, and which the Company intends to include in a subsequent amendment to the Registration Statement, in the form attached hereto as Exhibit B.

3.	Proposed language that the Company intends to include in a subsequent amendment to the Registration Statement listing the significant factors contributing to any difference between its most recent common stock valuations on June 27, 2017 and October 15, 2017, and the midpoint of the estimated price range for this offering. The Company expects that such disclosure would be generally consistent with the currently contemplated disclosure attached hereto as Exhibit C.

The Company advises the Staff that the general approach taken by the Company in determining the fair value of its common stock, including as of December 31, 2016 and August 31, 2017, which the Company’s board of directors considered for option grants on June 27, 2017 and October 15, 2017, respectively, are set forth beginning on page 69 of the prospectus included in the Registration Statement. Additional factors considered in the fair value assessments as of December 31, 2016 and August 31, 2017 are described below:

December 31, 2016 Valuation

The fair value of the Company’s common stock of $0.53 per share at December 31, 2016 was determined by the Company’s board of directors with the assistance of an independent third-party valuation of the common stock. This valuation was used to support the fair value of the Company’s common stock with respect to options granted in March 2017, April 2017, and June 2017. As described in the Registration Statement, this valuation utilized a hybrid of the probability-weighted expected return method (“PWERM”) and the option pricing method (“OPM”) to allocate the equity value. The valuation assumed a 15% probability of an initial public offering (“IPO”) occurring by June 30, 2017 (an “Early IPO”), a 25% probability of an IPO occurring by September 30, 2018 (a “Late IPO”), and a 60% probability of remaining private. The value of the Company’s common stock in the IPO scenarios were based on contemporary comparisons to companies completing IPOs in the Company’s industry, discounted to present value based on the time horizons applicable to each scenario, resulting in a

Ms. Suzanne Hayes

Securities and Exchange Commission

October 25, 2017

present value of the common stock of $1.19 per share and $1.28 per share for the Early IPO and Late IPO scenarios, respectively. The remaining private scenario used the OPM to backsolve for an equity value that corresponds to the value of the Company’s Series B preferred stock financing that occurred in December 2016 (the “Series B Financing”) in the absence of an IPO, which yielded a value of common stock in this scenario of $0.23 per share. Finally, discounts for lack of marketability were applied to the Early IPO, Late IPO and remaining private scenarios of 10%, 18% and 20%, respectively.

August 31, 2017 Valuation

The fair value of the Company’s common stock of $0.82 per share at August 31, 2017 was determined by the Company’s board of directors with the assistance of an independent third-party valuation of the common stock. This valuation was used to support the fair value of the Company’s common stock with respect to options granted in October 2017. As described in the Registration Statement, this valuation utilized a hybrid of PWERM and OPM to allocate the equity value. The valuation assumed a 20% probability of an initial public offering (“IPO”) occurring by December 15, 2017 (an “Early IPO”), a 25% probability of an IPO occurring by March 31, 2018 (a “Late IPO”), and a 55% probability of remaining private. The value of the Company’s common stock in the IPO scenarios were based on contemporary comparisons to companies completing IPOs in the Company’s industry, discounted to present value based on the time horizons applicable to each scenario, resulting in a present value of the common stock of $1.72 per share and $1.83 per share for the Early IPO and Late IPO scenarios, respectively. The remaining private scenario used the OPM to backsolve for an equity value that corresponds to the value of the Series B Financing in the absence of an IPO, which yielded a value of common stock in this scenario of $0.23 per share. Finally, discounts for lack of marketability were applied to the Early IPO, Late IPO and remaining private scenarios of 8%, 11% and 19%, respectively.

The weighting attributed to the IPO scenarios reflected assessments as to the likelihood of an IPO, despite the confidential submission of the Registration Statement in August 2017, the uncertainty regarding the NDA that the Company submitted to the FDA in August 2017 and the uncertainty concerning whether investors might be receptive to making an investment in the Company despite this lack of regulatory clarity. The Company also considered macroeconomic and overall market conditions, including the Company’s subjective assessment of market conditions for IPOs of companies similarly situated to the Company and the Company’s subjective assessment as to the likelihood of successfully executing an IPO in the coming months, among other factors.

The Company respectfully requests that the Staff return to us this letter and the information provided pursuant to Exhibits A, B and C pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17

Ms. Suzanne Hayes

Securities and Exchange Commission

October 25, 2017

C.F.R. § 200.83 (1992) for this letter and the information provided pursuant to Exhibits A, B and C of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/Arthur McGivern

Arthur McGivern

Goodwin Procter LLP

cc:	Keira Nakada, United States Securities and Exchange Commission
Lisa Vanjoske, United States Securities and Exchange Commission
Mary Beth Breslin, United States Securities and Exchange Commission
John H. Tucker, Chief Executive Officer, scPharmaceuticals Inc.
Troy Ignelzi, Chief Financial Officer, scPharmaceuticals Inc.
Mitchell Bloom, Goodwin Procter LLP

Ms. Suzanne Hayes

Securities and Exchange Commission

October 25, 2017

Exhibit A

The Company supplementally advises the Staff that the underwriters in the initial public offering have communicated to the Company that they expect the proposed price range for the common stock to be between $[***] to $[***] per share. Please note that while the Company expects to effect a reverse stock split prior to the initial public offering, the price range above does not reflect the impact of the anticipated reverse stock split. This estimated bona fide price range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated bona fide price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Ms. Suzanne Hayes

Securities and Exchange Commission

October 25, 2017

Exhibit B

The following table sets forth by grant date the number of shares subject to options granted between January 1, 2016 and the date of this prospectus, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value of Common Stock Per Share on Grant Date	Per Share Estimated Fair Value of Options
March 16, 2016	1,065,000	$1.23	$1.23	$0.89
May 31, 2016	650,000	$1.23	$1.23	$0.95
June 7, 2016	1,317,500	$1.23	$1.23	$0.93
July 6, 2016	50,000	$1.23	$1.23	$0.93
September 9, 2016	55,000	$0.75	$0.75	$0.56
March 7, 2017	3,671,222	$0.53	$0.53	$0.37
April 17, 2017	1,338,278	$0.53	$0.53	$0.36
June 27, 2017	46,500	$0.53	$0.53	$0.36
October 15, 2017	893,500	$0.82	$0.82	$0.59

Ms. Suzanne Hayes

Securities and Exchange Commission

October 25, 2017

Exhibit C

We and our underwriters determined the estimated price range set forth on the cover of this preliminary prospectus, which is $[***] to $[***] per share. In comparison, our estimate of the fair value of our common stock was $0.53 per share at June 27, 2017, which was determined by our board of directors with the assistance of a third-party valuation of our common stock as of December 31, 2016, and $0.82 per share at October 15, 2017, which was determined by our board of directors with the assistance of a third-party valuation of our common stock as of August 31, 2017. These valuations utilized a hybrid of probability-weighted expected return method, or PWERM, and option pricing method, or OPM. The valuation for our June 2017 option grants attributed a 15% probability to an initial public offering by June 30, 2017, a 25% probability to an initial public offering by September 30, 2018 and a 60% probability of no initial public offering, and reflected a discount for lack of marketability of 10%, 18% and 20%, respectively, for the foregoing scenarios. The valuation for our October 2017 option grants attributed a 20% probability to an initial public offering by December 15, 2017, a 25% probability to an initial public offering by March 31, 2018 and a 55% probability of no initial public offering, and reflected a discount for lack of marketability of 8%, 11% and 19%, respectively, for the foregoing scenarios. In addition to quantitative analysis from third-party valuations of our common stock, we also considered macro-economic and market conditions, including our subjective assessment of market conditions for initial public offerings of companies similarly situated to ours and our subjective assessment as to the likelihood of successfully executing an initial public offering in the coming months, among other factors.

We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions and estimates of our business potential, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

In addition, we believe the difference in value reflected between the estimated range and the determination of the fair value of the our common stock on June 27, 2017 and October 15, 2017 is primarily the result of the following factors:

•	In August 2017, we submitted our NDA for Furoscix to the FDA.

•	In August 2017, we confidentially submitted and, subsequently, on October 23, 2017, we publicly filed, the registration statement of which this prospectus is a part.

•	In September 2017, we applied for the listing of our common stock on The NASDAQ Global Market.

•	In September and October 2017, we conducted several dozen “testing the waters” meetings with prospective investors and received favorable feedback, as a result of which we elected to continue with this offering.

Ms. Suzanne Hayes

Securities and Exchange Commission

October 25, 2017

•	Since June 2017, at least 9 biotechnology companies successfully completed initial public offerings, suggesting a potentially favorable market for companies similar to ours in pursuing and completing initial public offerings.

•	In August 2017, two companies with wearable drug-device delivery combination products received notice within 60 days of filing their respective NDAs that the FDA officially refused to accept such NDAs for review. On November [ ], 2017, we received our “74-day letter” from the FDA which confirmed that the FDA formally accepted our NDA for review and assigned our NDA a PDUFA date of [ ].

•	The valuation used to support the fair value of the grants in June 2017 contains multiple scenarios, including an initial public offering by June 30, 2017 and an initial public offering by September 30, 2018, to which probability weightings of 15% and 25% were assigned, respectively. The valuation used to support the fair value of the grants in October 2017 also contained multiple scenarios, including an initial public offering by December 15, 2017 and an initial public offering by March 31, 2018, to which probability weightings of 20% and 25% were assigned. The consideration of different scenarios accounts for some but not all of the difference between the estimated price range for this offering and the fair value of our common stock at the recent grant dates.

•	The valuation used to support the fair value of the grants in June 2017 and October 2017 took into account the uncertainty surrounding an initial public offering in terms of the likelihood of success, timing and price. The estimated price range for this offering necessarily assumes that this offering has occurred and that a public market for our common stock has been created, and therefore excludes any discount for lack of marketability of our common stock. The fair value of our common stock in June 2017 and October 2017 reflected discounts for lack of marketability, ranging from 10% to 20% and 8% to 19% (depending on the scenarios), respectively.

•	Our currently outstanding convertible preferred stock has substantial economic rights and preferences superior to our common stock. The estimated offering price assumes the conversion of all of our outstanding convertible preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

•	The proceeds of a successful initial public offering would substantially strengthen our balance sheet by increasing our cash and cash equivalents. Additionally, the completion of this offering would provide us with access to the public company debt and equity markets and a lower cost of capital following the public offering, and is expected to increase the attractiveness of our equity as a currency to raise capital, compensate employees and other strategic transactions. These projected improvements in our financial position influenced the estimated price range shown on the cover of this prospectus.

•	The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of our common stock, but are significant to investors in their own subjective and qualitative assessment of our company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

•	In the public markets, we believe there are investors who may apply more qualitative valuation criteria to certain of our assets than the above-described valuation methods applied in the historical valuations of our common stock.